Robert H. Cohen

Tel (212) 801-6907

Fax (212) 801-6400

cohenr@gtlaw.com

August 18, 2010

Via EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. Jeffrey P. Riedler

Re:	Bionovo, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Schedule 14A filed April 2, 2010
File No. 001-33498

Mr. Riedler:

On behalf of the Company, we are responding to a comment letter dated August 5, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company, with respect to its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 16, 2010 (the “10-K”) and the Definitive Proxy Statement on Schedule 14A, filed on April 2, 2010 (the “Proxy Statement”). For the Staff’s convenience, the Staff’s comments have been restated below in bold type and the Company’s responses immediately follow each comment.

1.	We note your discussion beginning on page 4 of various academic and industry collaborations with third parties. To the extent any of these collaborations have resulted in the in-licensing of intellectual property, please advise us as to the extent to which you considered including this information in your filing and filing the agreements as exhibits. In the event these arrangements are material, please provide draft disclosure to be included in an amended filing revising your disclosure to discuss the material terms of each arrangement, including the term and duration of each and the party’s obligations thereunder.

Securities and Exchange Commission

August 18, 2010

As disclosed on pages 4 and 5 of the 10-K, the Company has developed research and development relationships with certain faculty members at various educational institutions. At this time, the Company is not a party to any in-licensing agreements with such institutions.

2.	We note that you have not included any discussion in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

During the year, the Board of Directors of the Company assessed the Company’s compensation policies and practices and concluded that such compensation policies do not motivate imprudent risk taking and any risks involved in compensation are not reasonably likely to have a material adverse effect on the Company. Therefore, the Board of Directors of the Company determined that no disclosure was required under Item 402(s) of Regulation S-K.

3.	Please provide draft disclosure to be included in an amended filing disclosing the names of the companies included in the peer group used by the Committee in determining compensation for the 2009 fiscal year.

In 2009, the Compensation Committee referred to a professional report, which compiles executive compensation information for biotechnology companies, for a peer group comparison on executive compensation, but relied primarily on the Company’s performance and general economic conditions in making compensation determinations. The below sample disclosure is provided for your reference. The Company proposes to include disclosure similar to that set forth below, with respect to peer group comparisons, in its proxy statement prepared in connection with the 2011 annual stockholders’ meeting (the “2011 Proxy Statement”).

In 2009, the Committee considered the BioWorld 2011 Executive Compensation Report, which provides compensation information for 203 biotechnology companies, in its assessment of comparative market data for executive compensation. The Committee focused its assessment on companies having similar market capitalization to the Company. The Committee considers the base salaries, annual incentive bonuses, equity awards and total compensation awarded to the executives of the group of companies in relation to the Company’s executive compensation. However, the Committee does not base its decisions on targeting compensation levels to specific benchmarks against any group. Instead, the Committee refers to the comparative data as background information regarding competitive pay levels and also considers other factors, such as background, education, and experience as well as Company performance, etc., in making its decisions.

4.	We note the following statement at the bottom of page 28: “The Committee intends to retain the services of third-party executive compensation specialists from time to time, as the Committee sees fit, in connection with the establishment of cash and equity compensation and related policies.” In the event the Committee retained a compensation specialist to aid in making compensation decisions for the 2009 fiscal year, please provide draft disclosure to be included in an amended filing disclosing the name of the specialist.

Securities and Exchange Commission

August 18, 2010

The Company did not retain a compensation specialist in 2009. If the Company retains a compensation specialist in 2010, it will disclose the name of such compensation specialist in its 2011 Proxy Statement.

5.	We note the following statement on page 29: “The judgment is based in part on information provided by benchmarking studies.” Please provide disclosure to be included in an amended filing disclosing the name of the benchmarking studies evaluated in determining compensation for the 2009 fiscal year.

In 2009, the Company referred to the Radford Survey — Biotechnology Benchmark during its compensation determination process. If acceptable, the Company will provide the name of this study in the 2011 Proxy Statement.

6.	Please provide draft disclosure to be included in an amended filing revising your disclosure to include the following information for the 2009 fiscal year:

•

The defined annual corporate goals, including all key financial and operational goals, applicable to each named executive officer and used to determine their annual bonuses and how each goal was weighted, if applicable. To the extent that any of the goals were quantitative, your disclosure should also be quantitative;

•	The minimum performance threshold tied to the corporate goals, as well as the target and maximum levels of achievement of each goal, if applicable, established by the Board of Directors;

•	The intended relationship between the level of achievement of corporate goals and the amount of bonus to be awarded;

•	The evaluation by the Committee of the actual level of achievement by each named executive officer of the corporate goals;

•	The basis for evaluating the individual performance of each named executive officer; and

•	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

In response to the Staff’s comment, the Company proposes to include the revised disclosure set forth below with respect to its Annual Incentive Bonus Program in its future filings with the SEC (the disclosure is marked to show changes from historical disclosure). The Company believes that although the additional disclosure is relevant, it does not materially enhance the historical disclosure so much as to require an amended filing. Further, the Company believes that the additional expense associated with amending the 10-K outweighs the benefit to investors of the additional information. Accordingly, the Company respectfully submits that it will include the proposed responsive disclosure in the 2011 Proxy Statement.

Annual Incentive Bonus Program. In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing incentives to our executives to achieve defined annual corporate goals. Our annual incentive bonus program is an “at-risk”

Securities and Exchange Commission

August 18, 2010

compensation arrangement designed to reward our executive officers (as well as all our employees) for the achievement of key financial and operational objectives that we believe will provide the foundation for creating longer-term stockholder value. Bonus awards are subject to the achievement of the corporate objectives established by the Board of Directors each year.

At the end of each year, the Board, upon the recommendation of the Committee, determines the bonuses awarded under the program based on the achievement of our corporate objectives for the year, the overall performance of the executive officers as a group, the overall success of our company and the development of our business, and the broad discretion of the Committee and the Board. Actual bonuses, which are expressed as a percentage of base salary, are paid to the executives at the end of each fiscal year, and can range from 0% to 40%. There are no target bonus levels established under the program. Bonus payments under our annual incentive bonus program are contingent on continued employment with the company at the end of the year.

Our corporate goals for 2009 included conducting clinical trials, finalizing regulatory submissions, developing potential new collaboration agreements, progressing with research and preclinical development and securing necessary capital through financings. At the end of the year, the Committee evaluated the performance of the company and of the executive officers in achieving these corporate objectives. Although the Committee determined that the executive officers had made strides towards achieving our corporate objectives, by progressing the FDA submission process and obtaining necessary funding, the Committee recommended a significantly reduced annual incentive bonus payment, due to Company performance and market conditions.

7.	We note your disclosure in the Non-Equity Incentive Plan columns of the Summary Compensation Table and Grants of Plan-Based Awards Table on pages 31 and 33, respectively. Please provide draft disclosure to be included in an amended filing revising your disclosure, where appropriate, to provide a narrative discussion of each award listed for 2009, including all factors considered by the Committee in making such awards.

The amounts disclosed in the Non-Equity Incentive Plan Compensation columns of the Summary Compensation Table and Grants of Plan-Based Awards Table on pages 31 and 33, respectively, correspond to the bonus payments made pursuant to the Company’s Annual Incentive Bonus Program. The terms of the program, including the factors considered by the Committee in making these awards, are described under the heading Compensation Discussion and Analysis — Executive Compensation Components — Annual Incentive Bonus Program on page 29 of the Proxy Statement.

In response to the Staff’s comment, the Company undertakes to include footnote disclosure substantially similar to the below in the Summary Compensation Table included in its 2011 Proxy Statement. A similar footnote is already included in the Grants of Plan-Based Awards Table.

“(1) Please see Compensation Discussion and Analysis above for a description of our Annual Incentive Bonus Program for our executive officers.”

Securities and Exchange Commission

August 18, 2010

Undertakings

In connection with the review process, we acknowledge on behalf of the Company that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to those filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these responses. If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Robert H. Cohen
Robert H. Cohen

cc:	Bionovo, Inc.